

December 23, 2010

Via U.S. Mail and facsimile to (949) 673-4525

James M. Cassidy
President
Alderwood Acquisition Corporation et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

> **Re: Alderwood Acquisition Corporation**
> **Oakwood Acquisition Corporation**
> **Pinewood Acquisition Corporation**
> **Sherwood Acquisition Corporation**
> **Amendment No. 1 to Forms 10-12G**
> **Filed December 10, 2010**
> **File Nos. 000-54148; 000-54147; 000-54146; 000-54145**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. The following comments apply to all four registrants.

2. We note your response to comment 4 in our letter dated November 4, 2010. Please identify the successor entities for each of the blank check companies you list on page 19 that have changed their names.

3. In responding to our comments, please provide a written statement from each company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director